UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported **January 26, 2006 (January 26, 2006)**

LABARGE, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	001-05761	73-0574586
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9900 Clayton Road, St. Louis, Missouri 63124
(Address of principal executive offices) (Zip Code)

(314) 997-0800
Registrant's telephone number, including area code

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing Obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

( ) Soliciting material pursuant to Rule 425 under the Securities Act (17 CFT 240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFT 240.14d-2(b))

( ) Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17CFR 240.13e-4(c))

FORM 8-K

Item 2.02   Results of Operations and Financial Condition

        On January 26, 2006, LaBarge, Inc. issued a press release announcing its financial results for the fiscal 2006 second quarter. A copy of the press release is attached hereto and hereby incorporated by reference. The information in this Form 8-K shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits
      (c)   Exhibits

99.1   Press release for LaBarge, Inc. for the fiscal 2006 second quarter ended January 1, 2006, and forward-looking statements relating to fiscal 2006, as presented in a press release of January 26, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            LaBarge, Inc.

                                            (Registrant)

Date: January 26, 2006   By: /s/Donald H. Nonnenkamp

                                          Donald H. Nonnenkamp
                                          Vice President, Chief Financial
                                          Officer and Secretary

Exhibit Index

Index Number	Description
99.1	Press release for LaBarge, Inc. for the fiscal 2006 second quarter ended January 1, 2006, and forward-looking statements relating to fiscal 2006, as presented in a press release of January 26, 2006.

NEWS UPDATE



LaBarge inc

Contact:
Colleen Clements
LaBarge, Inc.
314-997-0800, ext. 409
colleen.clements@labarge.com

<u>**FOR IMMEDIATE RELEASE**</u>

LaBARGE, INC. REPORTS FINANCIAL RESULTS FOR
FISCAL 2006 SECOND QUARTER

Second-Quarter Results are Consistent with the Company's Guidance;
Backlog Reaches Record High

ST. LOUIS, January 26, 2006 . . . . . LaBarge, Inc. (AMEX: LB) today reported its financial results for the fiscal 2006 second quarter and six months ended January 1, 2006.

Consistent with the Company's guidance, fiscal 2006 second-quarter sales and earnings were up substantially from first-quarter levels and comparable to fiscal 2005 second-quarter results. Specifically, fiscal 2006 second-quarter net sales were $48,147,000, versus $39,639,000 in the first quarter and $48,718,000 in the fiscal 2005 second quarter. Net earnings were $2,663,000, or $.17 per diluted share, in the fiscal 2006 second quarter, compared with $2,031,000, or $.13 per diluted share, in the first quarter and $2,721,000, or $.17 per diluted share, in the fiscal 2005 second quarter.

For the six months ended January 1, 2006, net sales were $87,786,000, compared with $92,352,000 in the first half of fiscal 2005. Fiscal 2006 first-half net earnings were $4,693,000, or $.29 per diluted share, compared with $5,024,000, or $.32 per diluted share, in the fiscal 2005 first half.

The Company began expensing stock options in accordance with the Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" in fiscal 2006. The impact was $.01 per diluted share in the second fiscal quarter and $.02 per diluted share in the first half of fiscal 2006.

Craig LaBarge, chief executive officer and president, commented, "As expected, sales and earnings recovered in the second quarter as shipments rebounded from earlier customer delays. This recovery culminated with second-quarter results improving substantially from first-quarter levels. Additionally, our second-quarter sales and earnings were comparable to last year's strong second-quarter results, which were augmented by several customer requests to accelerate shipments."

-more-

Gross margin in the second quarter was 21.7 percent in fiscal 2006, versus 21.6 percent in fiscal 2005; both are within the Company's typical range of 20.0 percent to 23.0 percent. Selling and administrative expense rose as a percentage of sales to 12.1 percent in the fiscal 2006 second quarter, versus 11.9 percent in the comparable period a year earlier. Nevertheless, in actual dollars, fiscal 2006 second-quarter selling and administrative expense was essentially equal to the fiscal 2005 second-quarter level. Interest expense was $449,000 in the fiscal 2006 second quarter, versus $405,000 one year earlier, reflecting higher interest rates.

Total debt increased on higher short-term borrowings to $35,432,000 at January 1, 2006, compared with $28,970,000 at October 2, 2005, and $27,916,000 at July 3, 2005. Stockholders' equity was $59,698,000 at January 1, 2006, versus $56,600,000 at October 2, 2005 and $53,830,000 at July 3, 2005.

"Bookings of new and additional business were strong during the second quarter, particularly in the government systems and natural resources market sectors," said Mr. LaBarge. "Backlog of unshipped orders at the end of the second quarter reached a record high of $179,008,000, up 23 percent from the second quarter of fiscal 2005 and up 9 percent from last fiscal year-end.

"The largest contributor to fiscal 2006 second-quarter revenues was shipments on a variety of defense programs, which accounted for 41 percent of net sales, compared with 49 percent in the fiscal 2005 second quarter.

"Revenues from the natural resources market sector represented 25 percent of fiscal 2006 second-quarter sales versus 18 percent in the year-ago period. Actual revenue dollars from this sector were up 36 percent versus last year's second-quarter revenues, the result of significant increases in shipments to both oil-and-gas and mining customers in the current-year period.

"Shipments to industrial customers were 15 percent of second-quarter revenues in fiscal 2006, compared with 18 percent in the comparable period in 2005. The decline during the current year's second quarter reflects customers' lower capital equipment purchases related to the impact of higher energy costs.

"Revenues from the government systems market sector represented 9 percent of fiscal 2006 second-quarter sales versus 4 percent in the year-ago period. The increase is primarily attributable to increased shipments related to a postal automation program.

-more-

"The balance of second-quarter revenues was attributable to customers in other market sectors, including:

- Commercial aerospace – 5 percent in both the fiscal 2006 and 2005 second quarters, and
- Medical – 2 percent in both the fiscal 2006 and 2005 second quarters."

Outlook and Commentary

Mr. LaBarge concluded, "Based on the strength of current backlog and the pipeline of new business opportunities, we anticipate a return to strong growth of sales and earnings in the third and fourth quarters of the fiscal year compared with both the same periods last year and sequentially. In addition, we continue to believe that we will achieve double-digit growth in fiscal 2006 full-year sales and earnings."

Today's Conference Call Webcast

Today, at 11 a.m. Eastern time, LaBarge will host a live audio webcast of its discussion with the investment community regarding financial results for the Company's fiscal 2006 second quarter. The webcast can be accessed on the Internet through http://viavid.net/dce.aspx?sid=00002C44 and the investor relations calendar area of http://www.labarge.com. Following the live discussion, a replay of the webcast will be available at the same locations on the Internet.

About LaBarge, Inc.

LaBarge, Inc. is a broad-based provider of electronics to technology-driven companies in diverse industrial markets. The Company provides its customers with sophisticated electronic products through contract design and manufacturing services. Headquartered in St. Louis, LaBarge has operations in Arkansas, Missouri, Oklahoma, Pennsylvania and Texas. The Company's Web site address is *http://www.labarge.com* .

(Financial tables follow)

LaBarge, Inc.
Consolidated Statements of Income (Unaudited)
(amounts in thousands, except per-share amounts)

	Three Months Ended		Six Months Ended	
	January 1, 2006	January 2, 2005	**January 1, 2006**	January 2, 2005
<u>NET SALES</u>	**$ 48,147**	$ 48,718	**$ 87,786**	$ 92,352
<u>COSTS AND EXPENSES:</u>				
Cost of sales	**37,680**	38,176	**67,821**	71,770
Selling and administrative expense	**5,835**	5,812	**11,460**	11,670
Interest expense	**449**	405	**853**	919
Other income, net	**(114)**	(113)	**(146)**	(202)
Earnings from continuing operations before income taxes	**4,297**	4,438	**7,798**	8,195
Income tax expense	**1,634**	1,717	**3,105**	3,171
Net earnings	**$ 2,663**	$ 2,721	**$ 4,693**	$ 5,024
Basic net earnings per common share:				
Basic net earnings	**$ 0.18**	$ 0.18	**$ 0.31**	$ 0.34
Average common shares outstanding	**15,149**	15,006	**15,116**	14,990
Diluted net earnings per share:				
Diluted net earnings	**$ 0.17**	$ 0.17	**$ 0.29**	$ 0.32
Average diluted common shares outstanding	**16,056**	15,816	**16,065**	15,733

-more-

LaBarge, Inc.
Consolidated Balance Sheets
(amounts in thousands -- except share amounts)

	January 1, 2006	July 3, 2005
	(Unaudited)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 435	$ 820
Accounts and other receivables, net	27,713	23,371
Inventories	47,619	41,342
Prepaid expenses	1,203	974
Deferred tax assets, net	1,452	1,387
Total current assets	78,422	67,894
Property, plant and equipment, net	20,068	18,849
Intangible assets, net	2,967	3,388
Goodwill, net	24,292	24,292
Other assets, net	5,680	5,514
Total assets	$ 131,429	$ 119,937
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 10,725	$ 1,650
Current maturities of long-term debt	5,283	4,661
Trade accounts payable	15,797	10,026
Accrued employee compensation	7,570	9,511
Other accrued liabilities	1,353	2,609
Cash advances	7,699	11,445
Total current liabilities	48,427	39,902
Long-term advances from customer for purchase of materials	3,382	3,854
Deferred tax liabilities, net	498	746
Long-term debt	19,424	21,605
Stockholders' equity:		
Common stock, $.01 par value. Authorized 40,000,000 shares; 15,773,253 issued at January 1, 2006 and at July 3, 2005, including shares in treasury	158	158
Additional paid-in capital	14,474	13,722
Retained earnings	47,416	42,723
Accumulated other comprehensive income	62	---
Less cost of common stock in treasury, shares of 613,055 at January 1, 2006 and 723,345 at July 3, 2005	(2,412)	(2,773)
Total stockholders' equity	59,698	53,830
Total liabilities and stockholders' equity	$ 131,429	$ 119,937

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